FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Disclosure:	“2013 Full Year Results: On track to meet growth objectives”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	February 5, 2014	By:	/s/ Sandra Bürli-Borner
			Name:	Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services & Group Administration

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Paul Barrett Switzerland +41 61 323 2323 Paul Minehart USA + 1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Lars Oestergaard Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, February 5, 2014

2013 Full Year Results

On track to meet growth objectives

•	Sales $14.7 billion, up 3 percent; up 5 percent at constant exchange rates

•	Integrated sales up 6 percent1

-	underlying growth excluding corn rootworm royalty 8 percent1

•	EBITDA $2.9 billion: 7 percent lower

-	lower royalty income, non-recurring seeds costs

•	Earnings per share2 $19.30: 12 percent lower

•	Proposed dividend increased by 5 percent to CHF 10.00

•	New program to accelerate operational leverage: ~$1 billion annual savings by 2018

	Reported Financial Highlights
	2013 $m	20123 $m	Actual %	CER1%
Sales	14,688	14,202	+3	+5
Operating income	2,086	2,256	-8
Net income4	1,644	1,847	-11

EBITDA	2,895	3,114	-7	-9
Earnings per share2	$19.30	$22.03	-12

1	Growth at constant exchange rates.

2	Excluding restructuring and impairment; EPS on a fully-diluted basis.

3	2012 stated after effect of accounting policy change for employee benefits.

4	Net income to shareholders of Syngenta AG (equivalent to 2013 diluted earnings per share of $17.78).

Syngenta – February 5, 2014 / Page 1 of 8

Mike Mack, Chief Executive Officer, said:

“Over the last three years we have put in place a new integrated business model, which has meant a rapid pace of change across our company. Tangible benefits are already coming from leveraging a combined sales force, which has produced clear gains in a number of territories, with increasing acceptance of our integrated offers in the field. However, our financial performance in 2013 did not meet expectations. While this was mainly due to non-recurring costs in our seeds business, we are determined to intensify our focus on cost and capital efficiency while maintaining our ambitious growth objectives. Today we are announcing a program to accelerate operational leverage across the organization.

“Our growth rate over the last three years has been in line with our sales target for the eight key crops of $25 billion in 2020. In each year we have achieved double digit growth in the emerging markets, where the huge scope for productivity improvements is driving an accelerated pace of technology adoption. At the same time growth in developed markets has been underpinned by the strength of our field force and by innovation. As we continue to bring major new products to market while scaling up our integrated offers, we look forward with confidence to sustained profitable growth and cash generation.”

Financial highlights 2013

Sales $14.7 billion

Sales increased by five percent at constant exchange rates, with volume up three percent and prices two percent higher. Integrated sales were up six percent. Adjusted for corn rootworm trait revenue in 2012, integrated sales rose by eight percent.

EBITDA $2.9 billion

EBITDA was seven percent lower with an EBITDA margin of 19.7 percent (2012: 21.9 percent). The main factors affecting profitability were: reduced trait royalty income; an increase in seeds production costs of $175 million following the drought in the USA in 2012; and a seeds inventory write-down of $170 million.

Net financial expense and taxation

Net financial expense of $200 million (2012: $147 million) included the higher cost of hedging in a period of emerging market currency volatility.

The tax rate before restructuring and impairment was unchanged at 15 percent.

Net income $1.6 billion

Net income including restructuring and impairment was 11 percent lower. Earnings per share, excluding restructuring and impairment, were 12 percent lower at $19.30.

Cash flow and balance sheet

Free cash flow of $385 million reflected lower EBITDA and an increase in working capital. Average trade working capital as a percentage of sales was higher at 40 percent compared with 35 percent in 2012. Fixed capital expenditure including intangibles was $727 million (2012: $679 million). Acquisition spending at $140 million was significantly lower than the record level of $654 million in 2012. Cash flow return on investment at 13 percent again exceeded the 12 percent target. The ratio of net debt to equity was 24 percent (2012: 19 percent).

Syngenta – February 5, 2014 / Page 2 of 8

Dividend and share repurchase

The total cash return to shareholders in 2013 was $987 million. The dividend was raised by 19 percent, or 16 percent in US dollars, to give a total dividend payout of $921 million. Share repurchases amounted to $66 million.

The Board of Directors will propose to the AGM on April 29, 2014 an increase in the dividend to CHF 10.00 per share from CHF 9.50 in 2012. This represents an increase of five percent in Swiss francs and around 11 percent in US dollars at end January exchange rates, with a payout ratio of 58 percent. The decision to raise the dividend despite lower earnings per share reflects confidence in cash generation for the current year. As in previous years, the company retains the flexibility to execute tactical share buybacks.

Business highlights 2013

	Full Year		Growth		4th Quarter		Growth
	2013 $m	2012 $m	Actual %	CER %	2013 $m	2012 $m	Actual %	CER %
Europe, Africa, Middle East	4,223	3,974	+6	+7	442	387	+14	+14
North America	3,848	3,931	-2	-2	717	690	+4	+4
Latin America	3,991	3,713	+7	+10	1,581	1,556	+2	+4
Asia Pacific	1,935	1,827	+6	+11	472	432	+9	+19
Total integrated sales	13,997	13,445	+4	+6	3,212	3,065	+5	+8
Lawn and Garden	691	757	-9	-7	170	174	-2	-
Group sales	14,688	14,202	+3	+5	3,382	3,239	+4	+7

Integrated sales performance

•	Sales $14.0 billion, up 6%

-	volume +4%, price +2%

•	EBITDA $2.7 billion (2012: $3.0 billion)

•	EBITDA margin 19.6% (2012: 22.4%)

Europe, Africa and Middle East: A strong first quarter was followed by a cold spring which reduced the number of crop protection applications. France in particular saw strong demand for fungicides in the early part of the year, with growth further boosted by the success of our herbicide portfolio on cereals and corn. Sales in Italy and Iberia improved after the economic constraints and drought of 2012 with market share gains in both territories. Double digit growth in the CIS reflected the ongoing intensification of agriculture and our leading market position, notably in sunflower. South East Europe also grew strongly with broad-based growth across the portfolio and the introduction of new offers.

North America: The sales progression was affected by the reduction in trait royalty income: on an underlying basis sales were up five percent. A healthy performance in crop protection was led by seed care, reflecting the successful launch of VIBRANCE® on cereals, canola and soybean. Strong demand for selective herbicides was augmented by increasing concern over glyphosate-resistant weeds. Wet conditions in parts of the USA reduced insect pressure. Seed sales in the first half were constrained by the reduced availability of new traited hybrids following the drought in 2012. In the second half seeds registered double digit growth.

All sales commentaries are at constant exchange rates.

Syngenta – February 5, 2014 / Page 3 of 8

Latin America: Latin America showed good growth driven largely by Brazil, where a resilient soybean price and the depreciation of the Real underpinned grower profitability. Our expanding soybean seed portfolio registered significant gains with the launch of new varieties. The fourth quarter growth rate reflected a delayed fungicide registration and lower corn seed sales in Brazil, due to the acreage reduction, as well as risk management measures in Argentina and Venezuela. In Latin America South, corn was the main driver for seeds growth for the year, with sales driven by new trait combinations and a combined field force. As the value of seeds sold in the region has increased, so has demand for seed care, notably CRUISER® and CELEST®. Sales of TOUCHDOWN® increased sharply, reflecting the expansion of herbicide tolerant crops and a shortage of glyphosate supply from competitors. Crop protection sales in sugar cane continued their track record of strong growth despite the difficult environment for the ethanol industry.

Asia Pacific: Growth accelerated in the fourth quarter with particularly strong performances in ASEAN and South Asia. Double digit expansion for the full year in emerging markets reflected the ongoing adoption of fungicides and modern insecticide chemistry. South Asia saw strong demand in corn, vegetables and cereals, which was augmented by an early monsoon season. In ASEAN countries such as Thailand and Indonesia, rice sales benefited from the continuing success of GROMORE™ protocols; corn seeds also expanded rapidly accompanied by the uptake of CRUISER®. China saw growth particularly in herbicides, seed care and fungicides, with AMISTAR® making a notable contribution following its new launch on rice. The developed markets of the region showed moderate growth.

Lawn and Garden performance

•	Sales $691 million, 7% lower

•	EBITDA $154 million (2012: $102 million)

•	EBITDA margin 22.2% (2012: 13.4%)

Excluding the impact of acquisitions and divestments, sales were up five percent driven by a strong performance in Turf & landscape. The simplification of the business to focus on high value chemistry and genetics has resulted in the EBITDA margin exceeding the 20 percent target set for 2015.

Operational efficiency

In 2013 cumulative savings realized from the operational efficiency program announced in 2011 totaled $460 million, slightly ahead of target. We are on track to realize a further $115 million of savings in 2014 and to reach the program target of $650 million in annualized savings in 2015.

The company is today announcing a new program to accelerate operational leverage beyond 2015 as the integrated business model further scales up. The program focuses on three key areas:

•	Customer facing operations

•	Production savings and efficiency gains

•	Research and development efficiency

The program targets EBITDA margin improvement accompanied by a significant reduction in working capital. The annualized efficiency gains in 2018 are expected to be around $1 billion. The total cost of the program is estimated at around $900 million.

Syngenta – February 5, 2014 / Page 4 of 8

Acquisitions and divestments

In March the acquisition of Devgen, first announced in September 2012, was concluded following a successful public takeover bid. The acquisition reinforces Syngenta’s leading position in the global rice market and will enable the development of RNAi-based solutions.

On July 3 Syngenta announced the acquisition of MRI Seed Zambia Ltd and MRI Agro Zambia Ltd, a leading developer, producer and distributor of white corn seed in Zambia. By further developing and increasing the availability of the MRI white corn varieties in other East African markets, Syngenta plans to contribute to food security in the region. The MRI distribution network will also facilitate the introduction of integrated offers including crop protection and seed care.

On December 17 Syngenta announced the sale of its Dulcinea Farms fresh produce business to Pacific Trellis Fruit LLC. Annual sales of Dulcinea are around $80 million. The sale will allow Syngenta to focus on bringing innovation to growers and the food value chain. Syngenta will continue to provide Dulcinea with mini-watermelon and specialty melon seed varieties.

New partnerships

In May Syngenta signed a Memorandum of Understanding (MOU) with the US Agency for International Development (USAID) to support agriculture and food security activities in Africa, Asia and Latin America. Under the MOU, USAID and Syngenta will further collaborate in research and development and smallholder capacity building, working with key agriculture and food security partners. Syngenta and USAID already work together in many countries.

Also in May Syngenta and DuPont signed a chemistry licensing agreement giving Syngenta access to the active ingredient oxathiapiprolin, which offers a different mode of action for disease control across a range of crops. DuPont receives access to Syngenta’s Solatenol™ for certain mixtures in Brazil, which will contribute to maximizing market coverage for this product upon launch.

Crop pipelines

In 2013 Syngenta completed a series of updates on each of its eight key crops. Events held in Russia and Brazil profiled our integrated offers for Diverse field crops, Soybean, Specialty crops and Sugar cane. These crops together account for over $12 billion of the $25 billion integrated sales target for 2020.

Outlook

Mike Mack, Chief Executive Officer, said:

“In 2014 we expect integrated sales to grow at a similar rate to 2013. The gross margin will improve with lower seeds costs including the non-repetition of the inventory provision incurred in 2013. An improvement in gross margin and cost savings from the current operational efficiency program will offset further growth investments, with research and development spend at the upper end of the forecast 9-10 percent range. Earnings growth combined with an increased focus on working capital efficiency will drive a significant increase in free cash flow before acquisitions to around $1.5 billion.

“Looking further ahead, we remain on track to deliver our 2020 sales ambition of $25 billion. In 2015 we expect to be at the lower end of our target margin range. We will accelerate operational leverage through significant efficiency gains, enabling us to raise the EBITDA margin target to 24-26 percent by 2018. In addition, we expect sustained strong free cash flow generation and are committed to increasing cash return to shareholders, primarily through ongoing increases in the dividend.”

Syngenta – February 5, 2014 / Page 5 of 8

Crop Protection

	Full Year		Growth		4th Quarter		Growth
Crop Protection by product line	2013 $m	2012 $m	Actual %	CER %	2013 $m	2012 $m	Actual %	CER %
Selective herbicides	3,051	2,939	+4	+5	581	589	-1	+1
Non-selective herbicides	1,545	1,246	+24	+26	370	298	+24	+27
Fungicides	3,035	3,044	-	+1	686	758	-9	-7
Insecticides	1,912	1,841	+4	+7	594	513	+16	+20
Seed care	1,228	1,107	+11	+12	332	320	+4	+5
Other crop protection	152	141	+8	+9	35	36	-3	-2
Total	10,923	10,318	+6	+8	2,598	2,514	+3	+6

Selective herbicides: major brands AXIAL®, CALLISTO® family, DUAL MAGNUM®, BICEP II MAGNUM®, FUSILADE®MAX, TOPIK®

Corn herbicides grew strongly with the largest contribution coming from CALLISTO® in the USA driven by its success as part of weed resistance management offers. Also on corn, BICEP II MAGNUM® grew strongly in the CIS and France. AXIAL® for cereals continued to expand in Europe, with growth led by France, and maintained its momentum in North America.

Non-selective herbicides: major brands GRAMOXONE®, TOUCHDOWN®

Growth was driven mainly by TOUCHDOWN®. Strong demand and shortage of supply helped drive significant volume and price gains. Brazil was the leading contributor with sales more than doubling. Sales of GRAMOXONE® were also higher with increased demand leading to double digit growth in Asia Pacific and Brazil.

Fungicides: major brands ALTO®, AMISTAR®, BRAVO®, ELATUS™, REVUS®, RIDOMIL GOLD®, SCORE®, SEGURIS®, TILT®, UNIX®

The main contribution to growth came from SEGURIS®, the new SDHI fungicide for cereals, for which sales almost tripled. Sales of AMISTAR® Technology grew by more than 20 percent in Asia Pacific with a new launch on rice in China and rapid adoption in the ASEAN countries; Canada also saw strong growth in the potato and cereals market. A decline in fourth quarter fungicide sales reflected a delayed registration in Brazil for the new product ELATUS™, based on the active ingredient Solatenol™.

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Sales were driven by Asia Pacific and by Latin America, where growth accelerated in the fourth quarter with continued technology adoption and high insect pressure in Brazil. In the USA insect pressure was low, reducing sales of ACTARA®. Globally the largest contribution came from the new product DURIVO®, with sales up by over 40 percent and growth in all regions.

Seed care: major brands AVICTA®, CRUISER®, DIVIDEND®, CELEST®/MAXIM®, VIBRANCE®

VIBRANCE®, based on the SDHI fungicide sedaxane, was successfully launched on several crops globally, with the most significant contributions coming from Canada and the USA. CRUISER® continued to see strong growth in demand in Latin America and Asia Pacific, more than offsetting a decline in Europe due to the EU suspension of neonicotinoid registrations.

Syngenta – February 5, 2014 / Page 6 of 8

	Full Year		Growth		4th Quarter		Growth
Crop Protection by region	2013 $m	2012 $m	Actual %	CER %	2013 $m	2012 $m	Actual %	CER %
Europe, Africa, Middle East	3,033	2,910	+4	+5	351	325	+8	+8
North America	2,762	2,577	+7	+8	421	422	-	-
Latin America	3,499	3,261	+7	+9	1,446	1,411	+2	+5
Asia Pacific	1,629	1,570	+4	+9	380	356	+7	+17
Total	10,923	10,318	+6	+8	2,598	2,514	+3	+6

Seeds

	Full Year		Growth		4th Quarter		Growth
Seeds by product line	2013 $m	2012 $m	Actual %	CER %	2013 $m	2012 $m	Actual %	CER %
Corn and soybean	1,654	1,836	-10	-8	425	386	+10	+13
Diverse field crops	842	719	+17	+18	87	66	+31	+32
Vegetables	708	682	+4	+5	160	148	+8	+10
Total	3,204	3,237	-1	+1	672	600	+12	+14

Corn and soybean: major brands AGRISURE®, GOLDEN HARVEST®, NK®

Reported sales declined due to the non-recurrence of milestone royalties for the 604 corn rootworm trait totaling $256 million in the first half of 2012. Underlying sales were up seven percent for the year. US sales were also affected by constrained supply following the exceptional drought in 2012. In corn, our leading traits continued to gain acceptance in Latin America. Non-GM hybrids drove growth in ASEAN, where sales were up by over 40 percent, and in the CIS. For soybean, lower US sales were offset by a sharp increase in Brazil, with acreage expansion and the introduction of our new variety for the key maturity group eight.

Diverse field crops: major brands NK® oilseeds, HILLESHÖG® sugar beet

An excellent performance by sunflower in the CIS and South East Europe reflected strong market recognition for Syngenta’s leading hybrids as well as favorable spring crop conditions and continued intensification. The Sunfield acquisition contributed to sunflower sales in the fourth quarter. Sales of sugar beet were lower owing to general area reduction. In Asia Pacific sales of rice more than doubled mainly reflecting the acquisition of Devgen as well as the continued adoption of the TEGRA® program.

Vegetables: major brands ROGERS®, S&G®

A gradual improvement in developed markets was accompanied by rapid growth in the emerging markets of Africa Middle East and in Latin America, where our broccoli and tomato portfolios were in particularly high demand.

Syngenta – February 5, 2014 / Page 7 of 8

	Full Year		Growth		4th Quarter		Growth
Seeds by region	2013 $m	2012 $m	Actual %	CER %	2013 $m	2012 $m	Actual %	CER %
Europe, Africa, Middle East	1,232	1,101	+12	+12	111	83	+33	+32
North America	1,140	1,398	-18	-18	326	292	+12	+12
Latin America	521	479	+9	+16	141	148	-5	+1
Asia Pacific	311	259	+20	+25	94	77	+22	+31
Total	3,204	3,237	-1	+1	672	600	+12	+14

The full version of the Full Year Results 2013 press release is available here and a presentation illustrating the results will also be available by 07:30 (CET).

Announcements and meetings

2013 Annual Report publication	March 19, 2014
First quarter trading statement 2014	April 16, 2014
Annual General Meeting	April 29, 2014
2014 Half year results	July 23, 2014
Third quarter trading statement 2014	October 16, 2014

Syngenta is one of the world's leading companies with more than 28,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – February 5, 2014 / Page 8 of 8